Filed by Duddell Street Acquisition Corp.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Duddell Street Acquisition Corp.

Commission File Number: 001-39672

Date: November 8, 2021

Team Member FAQs

A number of your questions may not be answered by the below. If so, please don’t hesitate to reach out to your department head, a member of the People Team, or a member of the Legal Team with any questions or concerns you might have.

Q – What is the change occurring at FiscalNote?

A – FiscalNote is becoming a publicly traded company, and the newly combined company is expected to be listed on the Nasdaq under the new ticker symbol “NOTE”. The end result is like an IPO, but the legal structure and process are different. We are combining with a special purpose acquisition company (SPAC) named Duddell Street Acquisition Corp. (Nasdaq: DSAC). While we have reached an agreement with Duddell Street, the transaction remains subject to the satisfaction of various closing conditions, including certain regulatory approvals and the approval of Duddell Street’s shareholders.

Q – So did we officially merge with or were acquired by another company?

A – No, the contract has been signed but the transaction is not expected to close until early 2022, subject to various closing conditions. As of today, FiscalNote is still FiscalNote as you know it.

Even once we close, this is NOT a strategic acquisition, assignment, or change in control in which a third-party buyer is taking over or would actively manage decisions for FiscalNote. Our management team will remain in place and our Board of Directors will be practically identical to what it is today. FiscalNote will essentially remain the same company, just publicly listed and with access to much more capital and resources.

Q – Is this an IPO?

A – This process is similar to an initial public offering (IPO), with the same end result (FiscalNote will become a publicly traded company, listed on the Nasdaq). It just has a different legal process, where we will merge with a special purpose acquisition company (SPAC).

Q – What exactly is a SPAC?

A – A SPAC is a public company formed purely to merge with a private company and bring that private company to the public markets. Duddell Street has no other operations, and the public company is expected to be renamed “FiscalNote” upon close of the transaction.

Q – When do we officially become a public company?

A – We will become a public company upon the successful close of the transaction, expected in the first quarter of 2022. Successful close is subject to, among other things, Duddell Street Acquisition Corp. shareholders’ approval, regulatory approvals and customary closing conditions. We will continue to be named “FiscalNote,” but will trade on the Nasdaq under the ticker symbol “NOTE” as a public company upon successful close of this transaction.

Q – Why did FiscalNote choose Duddell Street?

A – Duddell Street’s sponsor, an investment fund named Maso Capital, was already an investor in FiscalNote. Given our existing relationship with the team at Maso, it was an easy decision to partner with them to access the US public markets. Their knowledge and expertise in investing globally, particularly within Asian markets in which we see opportunity for tremendous growth, combined with being an aligned partner with a shared vision, meant it was a natural fit. Additionally, the favorable terms of the transaction give us certainty that this deal will get done in a way that is in the best interest of our employees and shareholders.

Q – What does it mean to be a “U.S. public company”?

A – To be a U.S. public company usually means that the company’s securities can be traded by the general public, typically through an exchange, and the company will publicly report its quarterly and annual financial results and significant additional information about its business and operations. As is typical in an IPO, there will be restrictions on current shareholders trading company stock for the first 6 months after the closing of our transaction.

Q – What are the benefits of going public?

A – Becoming a public company provides FiscalNote with a number of benefits, including:

●	access to a source of capital to help fund our growth;

●	the ability to further support our growth and operations;

●	liquidity for our existing shareholders and our current and future employees;

●	improved awareness and brand recognition; and

●	enhanced credibility that comes with being a listed company on an exchange.

Q – Will our company name change?

A – No. The combined company’s name will be FiscalNote.

Q – Will our company website change?

A – No, our company website will not change as part of this transaction (other than adding new information relevant to public company shareholders), although it may change in the future in the normal course of business.

Q – What exchange will FiscalNote list on and what will the ticker symbol be?

A –FiscalNote is expected to be listed on the Nasdaq under the ticker “NOTE”.

Q – Can I buy stock in FiscalNote?

A – Currently, you may not purchase shares in FiscalNote on the open market. Once we go public, you will be able to purchase shares in FiscalNote on the open market, subject to the limitations set forth in our insider trading policy and other applicable policies and procedures. We will provide more information as we approach the closing of the transaction.

Q – Will FiscalNote’s management change as part of the transaction?

A – No. We expect FiscalNote’s management team, which is dedicated to our long-term success, to continue to lead the company. While this is technically a merger, Duddell Street does not have an operating business, and there is no duplication of managers or employees.

Q – How will becoming a public company affect the business?

A – We expect that becoming a public company will provide access to additional capital to fund our growth strategy across key verticals and geographies, accelerate sales, marketing, and product development, and further strengthen our competitive advantages. We plan to continue to remain focused on operational excellence. Our commitment to our employees, partners and customers will not change.

Q – How does going public affect me as a team member?

A – We expect that going public will have little practical impact on your day-to-day responsibilities.

Q – Will there be a job for me once FiscalNote is publicly traded?

A – There are no expected staffing changes as a direct result of becoming a publicly traded company.

Q – Will my role and responsibilities change?

A – Roles and responsibilities will not change as a result of going public.

Q – How will my benefits be impacted?

A – Benefits are not expected to be impacted from becoming a publicly traded company.

Q – How does this impact my equity in FiscalNote? Does this change how equity vests?

A – If you have shares of FiscalNote common stock, these will be converted into shares of the publicly traded company in connection with the closing of the transaction. We will provide more information about that at a later date.

Similarly, your unexercised options of FiscalNote outstanding at the closing of the transaction will be converted into options to buy common stock of the publicly traded company at closing, and we will provide further information at a later date.

Q – Can I still exercise any equity vested to me during this time period?

A – Yes. You will be able to exercise any vested FiscalNote options that you hold between now and the closing of the transaction per the terms of the award. It’s recommended to consult with your tax, accounting or other personal advisors in connection with a decision to exercise your outstanding options.

Q – Can I trade in the shares of Duddell Street during the period between the announcement of the transaction and when it closes? Are there any risks I should be aware of?

A – We strongly recommend against trading in the shares of the SPAC from now until closing. As the SPAC is a US publicly traded company, trading in its securities is subject to the US securities laws, including insider trading rules and regulations. As employees of FiscalNote, you may be privy to material non-public information (MNPI) about us which, in turn, is effectively MNPI about the SPAC. Trading on that information could be deemed insider trading and, even if you don’t possess MNPI at the time, trading could create an appearance of impropriety. From now until closing, trading activity in the SPAC likely will be closely monitored by regulators (e.g., the SEC, FINRA) to detect such potential improprieties, and engaging in such trading could bring about scrutiny that’s best avoided.

Q – Who should I contact with questions about the transaction?

A – If you have any questions about this transaction, please e-mail the Legal team at legal@fiscalnote.com. If you have received investor or media inquiries about the transaction, please refer them to press@fiscalnote.com.

External Communications

Q – Can I post about this on social media?

A – Team members should ONLY share and like posts that are made by FiscalNote on its official social accounts. They should not post anything on their own. Team members may comment about their general excitement, but nothing specific about FiscalNote’s clients, revenue, products, etc.

Do not share:

-	Any non-public, material information (including information about new contract awards, technological developments, financial information, operational information, outlooks on the business, or any other information that might impact the valuation of the company) .

-	Any privileged communications (e.g. internal communications, emails with potential customers, etc.).

-	Information about your own stock holdings of the company.

Any commentary about the state of the business.

-	Any forward-looking comments or predictions.

-	Any comments about the competition.

-	Do not share any confidential customer information.

Q – Who are the spokespeople for FiscalNote?

A – Please do not speak to members of the media about FiscalNote or comment publicly on the business. If you are contacted by a member of the media, please notify the team at press@fiscalnote.com.

Importantly, as a public entity there are strict rules that dictate how FiscalNote and its team members are permitted to publicly speak about the company and its business endeavors. Therefore, is it critical that no team member speak on behalf of the company to the media or other organizations about the company’s financials, upcoming deals, or make any forward-looking statements relating to future business conditions. Please forward all press inquiries to press@fiscalnote.com or reach out to Mike Stubbs (mike.stubbs@fiscalnote.com) directly.

Q – Can I comment on or discuss FiscalNote’s performance or how the business is doing?

A – No. You may not discuss or comment externally on the financial or operational health of the business or how it impacts projects on which you are working.

Q – Can I discuss future plans, business and/or growth projections as it relates to work I do at FiscalNote?

A – No. As a public company we will need to make sure that only specified persons discuss future plans or business projections about the company. Please do not discuss future plans or business projections externally.

Q – Customers are asking me questions about going public or about the health of our business. What should I tell them?

A – We are strictly limited in our ability to speak about the performance of the business. As we go through this process to become a public company, confidentiality is more important now than ever. Sharing confidential details can jeopardize the deal and create regulatory trouble.

We have already prepared communications to go out to our partners and customers explaining the transaction and what this opportunity means for all of us. If your friends, family or business contacts want information regarding the transaction, please direct them to our press release.

If someone asks you about the process of going public or company fundamentals, the best response is something polite like, “Thank you for your interest in FiscalNote, but I cannot comment.” If pushed further, you can say something like, “I can’t speak to that, but I would be happy to connect you with the appropriate team members.”

Q – Can I forward or repost internal memos?

A – No. Please do not forward to anyone or repost for public or private consumption any executive or internal memos. We send these materials to you in an effort to offer as much transparency as possible to our employees, and we request that you respect the confidential nature of these communications.

Insider Trading

Q – What is Insider Trading?

A – Federal securities laws prohibit directors, officers, employees and others who are aware of material non-public information about a company from trading on that information. Disclosing material non-public information to others who then trade on it is also against the law, and both the person who discloses the information and the person who trades on it are liable. These illegal activities are commonly referred to as insider trading.

Q – What exactly is material non-public information?

A – Material non-public information is any information about a company that has not reached the general marketplace and that would be important to investors who are deciding whether to trade its securities. A few examples of non-public information that could be considered material include significant contracts, financial forecasts or earnings estimates, major management changes, proposed mergers, acquisitions, or dispositions, major litigation, securities offerings, stock splits, or repurchases of company securities. Please inquire with the Legal team at legal@fiscalnote.com if you have any questions about whether information you possess would constitute material non-public information.

Q – When is information considered “public”?

A – Information becomes public when it is generally available. For example, information becomes “public” after it has been disclosed in an SEC filing or announced via a press release that is carried by a major wire service. However, even after information becomes generally available, employees are encouraged to wait at least two (2) full trading days before considering it "public" for trading purposes.

Q – Do the restrictions on insider trading apply only to team members?

A – The law applies to officers, directors, team members, and agents of the company, as well as suppliers and consultants who have special access to such information. The law also applies to spouses, children, and anyone else in a team member’s home.

Q – I often speak about business with my spouse/partner, that’s not a problem, is it? I only occasionally reveal non-public information, and my spouse/partner knows not to tell anyone else.

A – This is a problem that could be costly for you and FiscalNote. If your spouse/partner were ever to use material non-public information given by you to buy or sell securities, both of you could be prosecuted for illegal insider trading, which could result in going to jail. You could also be prosecuted if your spouse/partner shares the information with someone else and that person buys or sells the company’s securities. You should not disclose any non-public information to anyone, including your spouse/partner.

Q – I would never trade on inside information, but what if I give a family member a tip just before a big news release…can they get in trouble?

A – Yes. Legally, you cannot trade securities based on material non-public information if that information is obtained in the course of your employment. In addition, you cannot leak such information to others. This could lead to prosecution for illegal insider trading for both you and your family member, which could result in going to jail.

Q – I’m involved with a project at work performing due diligence on ABC Company, which we are likely to acquire or partner with. The transaction will cause FiscalNote’s and/or ABC Company’s stock to increase substantially. I know I cannot trade on FiscalNote’s stock, but can I trade ABC Company stock?

A – No. The prohibition against insider trading extends not only to trading in the company’s securities but also to the securities of any other organization with which we do business if the team member gains the information at work.

Additional Information and Where to Find It

For additional information on the proposed business combination, see Duddell Street ’s Current Report on Form 8-K, which will be filed concurrently with this press release. In connection with the proposed business combination, Duddell Street intends to file relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4, which will include a proxy statement/prospectus of Duddell Street, and will file other documents regarding the proposed business combination with the SEC. Duddell Street’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about FiscalNote, Duddell Street and the proposed business combination. Promptly after the Form S-4 is declared effective by the SEC, Duddell Street will mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and shareholders of Duddell Street are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by Duddell Street with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

Duddell Street and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Duddell Street will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov. Information about Duddell Street’s directors and executive officers and their ownership of Duddell Street shares is set forth in Duddell Street’s prospectus, dated prospectus is October 28, 2020. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

FiscalNote and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Duddell Street in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will,” “are expected to,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “pro forma,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding FiscalNote’s industry and market sizes, future opportunities for FiscalNote and Duddell Street, FiscalNote’s estimated future results and the proposed business combination between Duddell Street and FiscalNote, including pro forma market capitalization, pro forma revenue, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forward-looking statements are based upon the current beliefs and expectations of Duddell Street’s and FiscalNote’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond Duddell Street’s or FiscalNote’s control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements. Except as required by law, Duddell Street and FiscalNote do not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.